BC FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

March 2, 2010

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

March 2, 2010

The press release relating to this material change was distributed and filed by,

Marketwire, Marketnews Publishing, Inc. and Stockwatch on March 2, 2010.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced it has retained Mark Robinson, a certified and qualified consulting geologist, to complete a feasibility study and a fair value analysis on the Gil J/V in the Fairbanks Mining Division. Teryl Resources Corp. board of directors concluded that it is very important for Teryl to retain a highly qualified geologist such as Mark Robinson to complete an economic study on the Gil Joint

Venture property. This will be key in gauging any future offers, which can then be evaluated.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe one or more significant facts otherwise required  to  be disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report,  or  an  officer  through  whom the  executive officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 5th  day of   March    , 2010.

TERYL RESOURCES CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES CORP. HIRES CERTIFIED GEOLOGIST

TO EVALUATE THE GIL J/V GOLD PROSPECT

For  Immediate  Release:  March  2,  2010,  Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX  Venture

Exchange:  TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  that  Teryl  has  retained  Mark  Robinson,  a certified  and  qualified  consulting  geologist,  to  complete  a  feasibility  study  and  a  fair  value  analysis  on  the

Gil J/V in the Fairbanks Mining Division.

Teryl  Resources  Corp.  board  of  directors  concluded  that  it  is  very  important  for  Teryl  to  retain  a  highly qualified  geologist  such  as  Mark  Robinson  to  complete  an  economic  study  on  the  Gil  Joint  Venture property. This will be key in gauging any future offers, which can then be evaluated.

Phase I - Proposed Scope of Work, as follows:

1.    Examine the tailings from placer mines on Slippery Creek and Lohr Creek to determine if intrusive rocks  are  present  in  the  drainages.  If  present,  they  will  be  described  and  sampled,  giving  an indication of the possible intrusive-hosted mineralization in the area.

2.    Examine the USSR&M ditch line between Slippery Creek and Too Much Gold Creek to determine if intrusive rocks are present in the area of the magnetic low.

3.    Examine the outcrop/subcrop of the “White Schist” north of Sourdough and Gil North. Mineralized rock to be described and sampled.

Phase II - Gil J/V Fair Market Value, as follows:

Phase II will consist of a fair market evaluation, utilizing 3D modeling of the proposed ore body, and a calculation of grade and tonnage contained within that model.  The fair market evaluation will be completed by Mark Robinson, a highly qualified consulting geologist, who has first hand information on the Fairbanks Mining District since 1989.

Mark Robinson states, "Once the model is constructed, and grade and tonnage is determined, a mine model is developed and a cost estimate of the development is calculated.  Next, a rate of return can be calculated, and the economic viability of the project can be estimated."

John  Robertson,  President  of  Teryl  Resources  Corp.,  states,  “The  occurrence  of  historical  production from  gold  placers  on  the  Gil  joint  venture  suggests  that  there  may  be  multiple  sources  of  bedrock  gold  in the area."

Qualified Person

The mineral data described above was prepared by Mark S. Robinson, P. Geo., State of Alaska Licensed

Geologist  No.  247  of  Wrangell,  Alaska,  who  is  independent  of  the  Company  as  defined  in  NI43-101.

Robinson  is  a  Certified  Professional  Geologist  (CPG)  6414  with  the  American  Institute  of  Professional

Geologists   (AIPG).     Other   professional   societies   and   certifications   include:   Society   of   Economic

Geologists  (SEG)  fellow  since  1985;  American  Geological  Institute  (AGI);  and  Alaska  Miner's  Association

(AMA).   Robinson  is  a  Qualified  Person  as  defined  in  NI  43-101  and  also  qualifies  under  the  rules  stated

by  the  U.S.  Securities  and  Exchange  Commission  (“SEC”),  and  has  verified  the  data  contained  in  this news release for accuracy.

ABOUT TERYL RESOURCES

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in  the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date,  USD  $9  million  has  been  expended  on  exploration  by

Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  A  US$1.6  million  budget  has  been  completed  for  2009

to  draft  test several gold  anomalies  on  the  Gil Claims.  A  US$1,524,600   2010  budget has  been  approved

by  our  joint  venture  partner  Fairbanks  Gold  Mining  Inc.  (FGMI),  a  subsidiary  of  Kinross  Gold  Corporation

(see  news  release  dated  February  2,  2010).  The  Company’s  other  Alaska  holdings  also  include  the  Fish

Creek  Claims,  50%  optioned  from  Linux  Gold  Corp.  (OTC  BB:  LNXGF);  the  Stepovich  Claims,  where

Teryl  has  a  10%  net  profit  interest  from  Kinross;  and  a  100%-interest  in  the  West  Ridge  property.  Teryl also  has  one  joint  venture  silver  prospect  located  in  Northern  BC,  Canada.  Teryl  Resources  Corp.  has

revenue  from  oil  and  gas  projects  in  Texas  and  Kentucky.  For  further  information  visit  the  Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Press Release contact information:

For further information, please contact:

John Robertson

President, Teryl Resources Corp.

T:  800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,

certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place  undue  reliance  on  any  such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties;

financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Teryl,  and  changes  in  how  they  are  interpreted  and

enforced,    delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the

United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as  amended  (the  “U.S.

Securities  Act”)  or  any  state  securities  laws  and  may  not  be  offered  or  sold  within  the  United  States  or  to  U.S.  Persons  unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.